Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company’s unaudited consolidated financial statements for the three-month period ended September 30, 2011 and the related notes, which are prepared in accordance with International Financial Reporting Standards (IFRS) for interim financial statements, as well as the audited consolidated financial statements for the year ended June 30, 2011, including the notes thereto, prepared in accordance with Canadian generally accepted accounting principles, and the annual fiscal 2011 MD&A.  This Management’s Discussion and Analysis (“MD&A”) provides a review of the performance of the Company for the three-month period ended September 30, 2011 as compared to the three-month period ended September 30, 2010. This review was performed by management with information available as of December 1, 2011.

Where “we”, “us”, “our”, “Transition” or the “Company” is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated.  All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements within the meaning of applicable securities laws. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “estimate”, “intend”, “may” or similar words suggesting future outcomes. Forward-looking statements in this MD&A include, but are not limited to statements with respect to: the clinical study phases of the Company’s product candidates which the Company expects to complete in fiscal 2012, the ability of the Company’s business model to maximize shareholder returns, the potential for ELND005 (AZD-103) to slow the progression of Alzheimer’s disease and improve symptoms, the timing and manner of future clinical development of ELND005 (AZD-103) performed by Elan Pharma International Limited (“Elan”), the global population size of those affected by Alzheimer’s disease; the demand for a product that can slow or reverse the progression of Alzheimer’s disease, the potential clinical benefit of  the anti-inflammatory compounds TT-301 and TT-302, the intention of the Company to seek a partnership for the development of TT-301 and TT-302, the development of TT-401 and the series of preclinical compounds in-licensed from Eli Lilly and Company (“Lilly”)  and their potential benefit in type 2 diabetes patients,  the engagement of third party manufacturers to produce the Company’s drug substances and products, the intention of the Company to make collaborative arrangements for the marketing and distribution of its products, and the impact of human capital on the growth and success of the Company.

This forward-looking information is subject to various risks and uncertainties, including those discussed below, that could cause actual results and experience to differ materially from the anticipated results or other expectations expressed.  Readers are cautioned not to place undue reliance on this forward-looking information, which is provided as of the date of this MD&A unless otherwise stated, and the Company will not undertake any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by securities laws.

Some of the assumptions, risks and factors which could cause future outcomes to differ materially from those set forth in the forward-looking information include, but are not limited to: (i) the assumption that the Company will be able to obtain sufficient and suitable financing to support operations, clinical trials and commercialization of products, (ii) the risk that the Company  may not be able to capitalize on partnering and acquisition opportunities, (iii) the assumption that the Company will obtain favourable clinical trial results in the expected timeframe, (iv) the assumption that the Company will be able to adequately protect proprietary information and technology from competitors, (v) the risks relating to the uncertainties of the regulatory approval process, (vi) the impact of competitive products and pricing and the assumption that the Company will be able to compete in the targeted markets, and (vii) the risk that the Company may be unable to retain key personnel or maintain third party relationships, including relationships with key collaborators.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur.  Prospective investors should carefully consider the information contained under the heading “RISKS AND UNCERTAINTIES” in this MD&A before making investment decisions with regard to the securities of the Company.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company’s lead product is ELND005 (AZD-103) for the treatment of Alzheimer’s disease.  Transition also has an emerging pipeline of innovative preclinical and clinical drug candidates targeting anti-inflammatory and metabolic indications.   TT-301 and TT-302 are small molecule anti-inflammatory compounds that have demonstrated efficacy in preclinical models of rheumatoid arthritis, Alzheimer’s disease, intracerebral hemorrhage (“ICH”) and traumatic brain injury (“TBI”).  Transition has also in-licensed a series of preclinical compounds (TT401/402) from  Lilly in the area of diabetes.

During fiscal 2012 and up to the date of this MD&A, the Company announced the following:

•	On July 15, 2011, Transition announced that ELND005 (AZD-103)Phase 2 clinical trial data would be presented at the International Conference of Alzheimer's Disease (ICAD) meeting on July 18, 2011;

•
On September 27, 2011, Transition announced that Phase 2 clinical study data of ELND005 (AZD-103) in mild to moderate Alzheimer's disease has been published in the peer-reviewed journal, Neurology. The Neurology article is entitled "A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer's disease";

•
On November 22, 2011, Transition Therapeutics announced a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of US$5,000,000.

STRATEGIC COLLABORATIONS

Elan Pharma International Limited

In September 2006, Transition announced a global collaboration with Elan to develop and commercialize ELND005 (AZD-103).  Under the terms of the agreement, Transition has received an up-front payment of US$15 million in two separate tranches.  On December 21, 2007, the Company and Elan jointly announced that the first patient had been dosed in the Phase II clinical study of ELND005 (AZD-103). As a result, the Company received a US$5 million milestone payment, which was triggered by the initiation of the Phase II clinical trial.

Under the terms of the agreement, the Company received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, the Company was eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008.

On December 27, 2010, Transition and Elan mutually agreed to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103).  Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  The Company has recorded $8,951,400 (US$9,000,000) as revenue during the three-month period ended December 31, 2010. The payment of US$9 million was received in January, 2011.

As the agreement is now a royalty arrangement, Transition is no longer obligated to fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.  Accordingly, the Company has recognized $20,719,750 (US$20,000,000) as revenue which represents the total of up-front and milestone payments received from Elan since the initiation of the agreement.

Eli Lilly and Company

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes.  Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models, showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date.  Lilly will retain this option up until the end of Phase II.  If Lilly exercises these rights, Transition would be eligible to receive milestone payments up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized.  If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and is being amortized over 20 years which represents the estimated life of the underlying compounds and patents.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity.  Transition’s vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return.  The Company’s technologies are as follows:

ELND005 (AZD-103) for Alzheimer’s Disease

Alzheimer’s disease is a progressive brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities.  As Alzheimer’s disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions.  People with Alzheimer’s disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer’s disease worldwide. The likelihood of developing late-onset Alzheimer’s approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent.  In the U.S., Alzheimer’s disease is the sixth leading cause of death and current direct/indirect costs of caring for an estimated 5.4 million Alzheimer’s disease patients are at least US$100 billion annually.

Current FDA approved Alzheimer’s disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells.  Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer’s disease.  With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

In April 2007, Transition announced that the FDA granted Fast Track designation to ELND005 (AZD-103).  Under the FDA Modernization Act of 1997, Fast Track designation is intended to facilitate the development and expedite the review of a drug or biologic if it is intended for the treatment of a serious or life-threatening condition, and it demonstrates the potential to address unmet medical needs for such a condition.

On August 30, 2007, the Company announced the completion of Phase I clinical studies with ELND005 (AZD-103).  Transition and its development partner Elan have performed multiple Phase I studies evaluating the safety, tolerability and pharmacokinetic profile of ELND005 (AZD-103) in healthy volunteers.  Approximately 110 subjects have been exposed to ELND005 (AZD-103) in multiple Phase I studies, including single and multiple ascending dosing; pharmacokinetic evaluation of levels in the brain; and cerebrospinal fluid (“CSF”) and plasma studies.  ELND005 (AZD-103) was safe and well-tolerated at all doses and dosing regimens examined.  There were no severe or serious adverse events observed. ELND005 (AZD-103) was also shown to be orally bio-available, cross the blood-brain barrier and achieve levels in the human brain and CSF that were shown to be effective in animal models for Alzheimer’s disease.

On April 23, 2009, Elan and Transition announced the receipt of a key patent for Alzheimer's disease treatment with ELND005 (AZD-103).  The United States Patent and Trademark Office issued US patent number 7,521,481 on April 21, 2009.  The patent is entitled "Methods of Preventing, Treating and Diagnosing Disorders of Protein Aggregation," and generally claims methods for treating Alzheimer's disease comprising administering scyllo-inositol ELND005 (AZD-103).  The patent will expire in the year 2025 or later due to any patent term extensions.

On July 13, 2009, Elan and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally.  Preclinical data also were presented showing that ELND005 (AZD-103) administration is associated with preservation of choline acetyltransferase (ChAT), reflecting preservation of nerve cells that are critical to memory function in the brain.  These results were presented at the 2009 Alzheimer's Association International Conference on Alzheimer's Disease (ICAD 2009) in Vienna, Austria.

On December 15, 2009, Elan and Transition announced modifications to ELND005 (AZD-103) Phase II clinical trials in Alzheimer's disease. Patients were withdrawn immediately from the study in the two higher dose groups (1000mg and 2000mg dosed twice daily).  The study continued unchanged for patients who were assigned to the lower dose (250mg dosed twice daily) and placebo groups.  The study was modified to dose patients only at 250mg twice daily. Greater rates of serious adverse events, including nine deaths, were observed among patients receiving the two highest doses.  A direct relationship between ELND005 (AZD-103) and these deaths has not been established.  The Independent Safety Monitoring Committee (“ISMC”) and both companies concur that the tolerability and safety data are acceptable among patients receiving the 250mg dose and that the blinded study should continue for this dose and the placebo group.

On August 9, 2010, Elan and Transition announced topline summary results of the Phase II study and plans for Phase III studies for ELND005 (AZD-103).  The AD201 study did not achieve significance on co-primary outcome measures (NTB and ADCS-ADL) in mild to moderate patients however; the study did identify a dose with acceptable safety and tolerability.  The dose demonstrated a biological effect on amyloid-beta protein in the CSF and effects on clinical endpoints in an exploratory analysis.  Based on the preponderance of evidence, and input from the experts in this field, the companies intend to advance ELND005 (AZD-103) into Phase III studies.

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, in lieu of the contractually required initiation of Phase III milestone payment of US$15 million, Transition received from Elan a payment of US$9 million and will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  As per the terms of the original agreement, Transition is also eligible to receive up to an aggregate of US$93 million in additional regulatory and commercial launch related milestone payments plus tiered royalties ranging from 8% to 15% based on net sales of ELND005 (AZD-103) should the drug receive the necessary regulatory approvals for commercialization.  As the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103) and has relinquished its 30% ownership of ELND005 (AZD-103) to Elan.

On September 27, 2011, Transition announced that Phase 2 clinical study data of ELND005 in mild to moderate Alzheimer’s disease has been published in the peer-reviewed journal, Neurology. The Neurology article was entitled “A Phase 2 randomized trial of ELND005, scyllo-inositol, in mild-moderate Alzheimer’s disease”. In addition, the embargo on the ELND005 Phase 2 data previously presented at the International Conference on Alzheimer’s Disease (ICAD) in July 2011 was lifted.

In the overall population (mild and moderate AD), the treatment effects on the primary endpoints NTB and ADCS-ADL were not significant.  In the pre-specified analyses of the Mild AD group (MMSE 23-26), there were encouraging trends on cognition (NTB: p=0.007 in compliant patients who completed the study).  The positive NTB trends were observed on both memory and function. In the Mild AD group, both the ADCS-ADL and CDR-SB effects of ELND005, though not significant, showed a consistent and favorable separation over the 18 months, where the active group showed at least 30% less decline than placebo. These trends were consistent throughout both the modified intent to treat and the compliant completer patient (or per protocol) populations.  The ADAS-Cog treatment difference was not significant but directionally opposite to the other cognitive (NTB) and functional/global (ADCS-ADL and CDR-SB) endpoints in the study and was largely driven by a minimal decline in the placebo group over the 18 months.  The Moderate AD group (MMSE 16-22, inclusive) and ApoE4 carriers and non-carriers showed no consistent positive or negative trends.

The safety and tolerability profile of 250mg bid dose was deemed acceptable, and the independent safety committee concurred with this assessment.  The two high dose groups were electively discontinued due to imbalance of infections and deaths due to various causes.  The overall incidence of adverse events in the 250mg bid and placebo groups was 87.5% versus 91.6%; and the incidence of withdrawals due to adverse events was 10.2% versus 9.6%, respectively.  The most common adverse events in the 250mg bid group that were >5% in incidence and double the placebo rate were: falls (12.5% vs. placebo 6%), depression (11.4% vs. placebo 4.8%), and confusional state (8% vs. placebo 3.6%).

In the cerebrospinal fluid (“CSF”) subset at 78 weeks, ELND005 treatment resulted in a significant reduction of CSF Aβ42 (~27%), and a numerical reduction of tau which is potential evidence of target engagement. In the overall population, the increase in ventricular volume as measured by MRI was greater in the 250mg group compared to placebo, this difference though statistically significant was small (approximately 3cc).  Whole brain volume treatment differences were not significant.

Expenditures for the ELND005 (AZD-103) Program

On December 27, 2010, Elan and Transition announced the mutual agreement to modify their collaboration agreement for the development and commercialization of ELND005 (AZD-103). Under the terms of the modification, as the agreement is now a royalty arrangement, Transition will no longer fund the development or commercialization of ELND005 (AZD-103). Accordingly Transition did not incur any expenditures related to the program during the three month period ended September 30, 2011.

TT-401 / TT-402

Development of TT-401 and TT-402 for Diabetes

Diabetes is a disease in which the body does not produce or properly use insulin.  Insulin is a hormone released from islet cells located in the pancreas that is needed to convert sugar, starches and other food into energy needed for daily life.  There are two primary forms of diabetes; type 1 diabetes and type 2 diabetes.

Type 1 diabetes develops when the body’s immune system destroys pancreatic islet beta cells, the only cells in the body that make the hormone insulin that regulates blood glucose.  To survive, people with type 1 diabetes must have insulin delivered by injection or pump.  Type 1 diabetes accounts for 5-10% of all diagnosed cases of diabetes.

Type 2 diabetes usually begins as insulin resistance, a disorder in which the cells do not use insulin properly.  As the need for insulin increases, the pancreas gradually loses its ability to produce it.  Current treatments for type 2 diabetes include lifestyle changes, oral medications, incretin therapy and insulin therapy.  Type 2 diabetes accounts for about 90-95% of all diagnosed cases of diabetes.

On March 3, 2010, Transition announced that it had acquired the rights to a series of preclinical compounds from Lilly in the area of diabetes.  Under this licensing and collaboration agreement with Lilly, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical diabetes models showed potential to provide glycemic control and other beneficial effects including weight loss.

The unique properties of these compounds have the potential to provide important therapeutic benefits to type 2 diabetes patients and could represent the next generation of diabetes therapies to be advanced to clinical development.  The Phase 1 enabling studies for TT-401 have been completed and an Investigational New Drug (IND) application with the US Food and Drug Administration (FDA) has been filed to commence the first TT-401 clinical studies.

Expenditures for the TT-401/402 Program

During the three-month ended September 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-401 Program (1)	Three-month	Three-month
	period ended	period ended
	September 30,	September 30,
	2011	2010
Pre-clinical studies	$314,888	$20,382
Clinical studies	-	-
Manufacturing	$319,159	48,252
Other direct research	13,220	1,310
TOTAL	$647,267	$69,944
(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection.  However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines.  Each of these therapies has made a significant impact in the treatment regimen for hundreds of thousands of patients suffering from arthritis, Crohn’s disease, and other autoimmune disorders and has annual sales in excess of US$1.5 billion.  The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines.  Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood-brain-barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that are designed to cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines.  Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on diseases including arthritis, Alzheimer’s disease, Traumatic Brain Injury (“TBI”), Intracerebral Hemorrhage (“ICH”), and others.

Development of TT-301 and TT-302

Transition’s lead drug candidates in development are TT-301 and TT-302.  These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain and the periphery.  Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally.  In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy.

On June 30, 2010, Transition announced the initiation of a Phase I clinical study of TT-301 and that the first patient was dosed.  The study was a double blind, randomized, placebo controlled study in which healthy volunteers received placebo or escalating doses of intravenously administered TT-301.

The Company is also preparing to perform Phase 1 studies evaluating the safety, tolerability and pharmacokinetics of TT-301 or TT-302 when dosed orally.  The Company plans to advance oral formulations of lead drug candidate TT-301 or TT-302 for inflammatory diseases such as rheumatoid arthritis. Both TT-301 and TT-302 have been shown to suppress inflammatory cytokine production, reduce inflammation and improve outcomes in preclinical models of collagen-induced arthritis.  Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Expenditures for the TT-301/302 Program

During the three-month ended September 30, 2011 and 2010, the Company incurred direct research and development costs for this program as follows:

TT-301/302 Program (1)	Three-month	Three-month
	period ended	period ended
	September 30,	September 30,
	2011	2010
Pre-clinical studies	$215,022	$156,275
Clinical studies	131,573	235,323
Manufacturing	$149,802	120,657
Other direct research	10,890	11,368
TOTAL	$507,287	$523,623
(1) These costs are direct research and development costs only and do not include patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

The Next Steps

Transition’s goal for its programs is to achieve product approval and ultimately significant revenues or royalties.  To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval.  The stages of development of the Company’s technologies are illustrated below:

FINANCIAL REPORTING

On July 1, 2011, the Company adopted IFRS for the preparation and reporting of its consolidated financial statements and other financial information, which became mandatory in Canada for publicly accountable entities with year ends beginning on or after January 1, 2011. Financial information presented for the comparative period ending September 30, 2010 and as at July 1 and June 30, 2011 has been restated to reflect the adoption of IFRS.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2011, the Company recorded a net loss of $2,870,757 ($0.12 per common share) compared to a net loss of $3,534,517 ($0.15 per common share) for the three-month period ended September 30, 2010.  The decrease in net loss of $663,760 or 19% is due to the foreign exchange gain recognized in the quarter, as well as, a decrease in general and administrative expenses, which is partially offset by increases in research and development expenses and a loss on the disposal of property and equipment and recognition of revenue of $850,909 in the three-month period ended September 30, 2010.

Revenue

Revenue is nil in the three-month period ended September 30, 2011 compared to $850,909 in the three month period ended September 30, 2010.

At September 30, 2011, in light of the amendments to the Elan agreement the balance in deferred revenue is nil as all amounts received from Elan have been fully recognized as revenue. Under the terms of the modification to the Elan agreement, the Company will be eligible to receive a US$11 million payment upon the commencement of the next ELND005 (AZD-103) clinical trial.  Management is not in a position to estimate when or if that payment will be received.

Research and Development

Research and development expenses increased to $2,149,278 for the three-month period ended September 30, 2011 from $2,063,498 for the three-month period ended September 30, 2010.  The net increase, $85,780 or 4% is primarily due to an increase in pre-clinical development costs associated with advancing the TT-401/402 compounds.  The increase is largely offset by decreased clinical development costs related to ELND005 (AZD-103) and TT-301/302, decreased amortization due to the fact that the technology and patents acquired from Protana were fully amortized during the second quarter of fiscal 2011 and  decreased salaries and related costs associated with headcount reductions.

The Company anticipates that research and development expenses will remain relatively consistent in the second quarter of fiscal 2012 as the Company continues to advance the development of TT-401/402.

General and Administrative

General and administrative expenses decreased to $1,194,492 for the three-month period ended September 30, 2011 from $1,256,887 for the three-month period ended September 30, 2010.  The decrease, $62,395 or 5% is due to decreases in insurance expense, legal consulting fees, and facility lease costs, as well as decreased salaries and related costs resulting from the Company’s headcount reduction.  These decreases are partially offset by increases in investor relation and business development expenses, as well as, increased option expenses resulting from the acceleration of amortization of the option expense under IFRS.

The Company anticipates that general and administrative expenses will decrease in the second quarter of fiscal 2012.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2011.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2012
Revenue	$-
Net income (loss) (1)	$(2,870,757)
Basic and diluted net income (loss) per common share	$(0.12)
2011 (2)
Revenue	$850,909	$9,400,485	$-	$-
Net income (loss) (1)	$(3,534,517)	$5,195,827	$(3,219,529)	$(4,131,394)
Basic and diluted net income (loss) per common share	$(0.15)	$0.23	$(0.14)	$(0.18)
2010 (3)
Revenue		$987,828	$2,543,221	$668,407
Net income (loss) (1)		$(6,055,627)	$(3,063,270)	$(4,576,552)
Basic and diluted net (loss) per common share		$(0.26)	$(0.13)	$(0.20)

(1)   Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.
(2) The quarterly information presented for fiscal 2011 has been restated to reflect the adoption of IFRS.
(3)The quarterly information presented for fiscal 2010 have been presented in accordance with Canadian Generally Accepted Accounting Principles and have not been restated in accordance with IFRS.

The fluctuations of Transition’s quarterly results are primarily due to changes in activity levels of the clinical trials being performed by the Company, amortization of the technology relating to the assets acquired from Protana, ENI, and NeuroMedix, foreign exchange gains and losses, recognition of up-front and licensing fees relating to the Elan and Lilly agreements, interest income and corporate development costs.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results can differ from those estimates.  We have identified the following areas which we believe require management’s most subjective judgments, often requiring the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods.

Valuation and Amortization of Intangible Assets

The Company’s intangible assets are comprised of purchased or licensed pharmaceutical compounds, technology and patents.  The costs of the Company’s intangible assets are amortized over the estimated useful life ranging from 15 to 20 years.  Factors considered in estimating the useful life of the intangible asset include the expected use of the asset by the Company, legal, regulatory and contractual provisions that may limit the useful life, the effects of competition and other economic factors, and the level of expenditures required to obtain the expected future cash flows from the intangible asset.  The Company re-evaluates the useful life when there has been a change in these factors.  The Company assesses its intangible assets for recoverability whenever indicators of impairment exist.  When the carrying value of an asset is greater than its recoverable amount, which is the higher of its value in use or fair value less costs to sell, an impairment loss is recognized.

Valuation of Contingent Consideration Payable

The contingent consideration is measured at fair value based on level 3 inputs. The contingent consideration is not based on observable inputs and is measured using a discounted cash flow analysis of expected payments in future periods. The significant estimates used in the fair value calculations are as follows:

(a)
Management has estimated the timing of the milestone payments based on current expectations and plans for the development of ELND005 (AZD103).  The milestone payments are assigned a probability based on industry statistics for the successful development of pharmaceutical products; and

(b)	The probability adjusted cash flows are discounted at a rate of 24% which is management’s best estimate of the Company’s cost of capital.

Valuation Allowance for Deferred Income Tax Assets

The Company has recorded a valuation allowance on certain future tax assets primarily related to the carry forward of operating losses and qualifying research and development expenses.  The Company has determined that it is not probable that these carry forward amounts will be realized based on historical results and estimated future taxable income.  The generation of future taxable income or the implementation of tax planning strategies could result in the realization of some or all of the carry forward amounts, which could result in a material change in our net income (loss) through the recovery of deferred income taxes.  However, there is no assurance that the Company will be able to record deferred income tax recoveries in the future.

Share Based Payments

When the Company issues stock options, an estimate of fair value is derived for the equity instrument using the Black-Scholes option pricing model.  The application of this option pricing model requires management to make assumptions regarding several variables, including the period for which the instrument will be outstanding, the price volatility of the Company’s stock over a relevant timeframe, the determination of a relevant risk free interest rate and an assumption regarding the Company’s dividend policy in the future.  If other assumptions are used, the value derived for the equity instruments could be significantly impacted.

Recognition of Revenue

As a result of the Company’s amendment to the collaboration agreement with Elan, the Company has recognized as revenue all amounts that have been received under the contract. The recognition of revenue requires judgment in evaluating the contractual terms and assessing the Company’s performance towards meeting the contractual obligations.

ACCOUNTING CHANGES

International Financial Reporting Standards Conversion

In February 2008, the Accounting Standards Board (AcSB) confirmed that Canadian GAAP for public companies will be converged with IFRS for accounting periods commencing on or after January 1, 2011.  Accordingly, the Company has commenced reporting on this basis in these interim consolidated financial statements.  Information on the Company’s adoption of the major accounting policies in preparing IFRS consolidated financial statements is as follows:

Share-based payments

The Company has a stock option plan which is an equity settled, share-based payment compensation plan, under which the Company receives services from employees or consultants as consideration for equity instruments of the Company. The stock option plan is open to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company. The fair value of the employees or consultants services received in exchange for the grant of the options is recognized as an expense over the service period using the graded method of amortization.

The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected share price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. Changes in these assumptions could significantly impact share-based payment compensation.

The share-based payment reserve, included in equity is reduced as the options are exercised or when the options expire unexercised. If the share options are exercised, cancelled or forfeited, the amount initially recorded for the options in share-based payment reserve is credited to common shares or contributed surplus, along with the proceeds received on the exercise. If the share options expire unexercised, the amount initially recorded for the options in the share based payment reserve is credited to contributed surplus.

Revenue recognition

Revenue comprises the fair value of consideration received or receivable for the sale of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company’s activities as described below.

The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).

Licensing arrangements

Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.

Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement or are recognized when the milestones are achieved.

Collaboration arrangements

Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.

The Company accounts for collaboration arrangements using the percentage of completion model. Under this method, revenue is recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the outcome of the contract, the Company uses a zero profit model whereby revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable.  Losses on these contracts are recorded in the period in which management has determined that a loss is expected.

The Company uses an input based measure, primarily direct costs or other appropriate inputs, to determine the percent complete because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of percentage complete also most closely reflects the level of effort related to the Company's performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.

Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue.

The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.

Contingent Consideration Payable

The Company acquired the ELND-005 (AZD-103) technology from Ellipsis Neurotherapeutic Inc. (“ENI”).  Under the terms of the step-acquisition agreement with ENI, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in cash or Transition common shares at the then market price. Under IFRS, this contingent consideration is required to be measured as a financial liability at fair value and re-measured at each reporting date.  Accordingly, the Company recognized a liability at July 1, 2010 which represents the fair value of the contingent consideration payable.  The Company is required to determine the fair value of the contingent consideration payable on a quarterly basis and any changes in the fair value of the contingent consideration payable are recorded as a change in fair value of contingent consideration payable in the consolidated statement of comprehensive loss.

IFRS ISSUED BUT NOT YET ADOPTED

IFRS 10 – Consolidated Financial Statements (“IFRS 10”)

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  IFRS 10 replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 13 – Fair Value Measurement (“IFRS 13”)

IFRS 13 is a comprehensive standard for the fair value measurement and disclosure requirements for use across all IFRS standards.  The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date.  It also establishes disclosures about fair value measurement.  Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

IFRS 10 and IFRS 13 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt either of these new standards.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no substantive changes in the Company’s internal controls over financial reporting that have occurred during the most recent interim period beginning July 1, 2011 and ending September 30, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

LIQUIDITY AND CAPITAL RESOURCES

Overview

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs.  All revenue to date has been generated from interest income on surplus funds, milestone payments, and licensing fees.  The Company has incurred a cumulative deficit to September 30, 2011 of $139,957,125.  Losses are expected to continue for the next several years as the Company invests in research and development, preclinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options, interest earned on cash deposits and short term investments, revenues and reimbursements from partners, and proceeds from the sale of assets transferred under contractual arrangement.

The Company’s cash, cash equivalents and short term investments were $20,193,833 at September 30, 2011 as compared to $22,460,720 at June 30, 2011.  The decrease of $2,266,887 was primarily the result of operating expenditures incurred during the three-month period ended September 30, 2011.  The Company’s working capital position at September 30, 2011 was $18,483,254, as compared to $20,469,088 at June 30, 2011.  The decrease in the Company’s working capital position is due to the expenditures incurred during the three-month period ended September 30, 2011. The Company’s current cash projection indicates that the current cash resources should enable the Company to execute its core business plan and meet its projected cash requirements well beyond the next 12 months.

Subsequent to September 30, 2011, the Company closed a US$5 million private placement. Under the non-brokered private placement, Transition issued 3,703,703 common shares at a price of US$1.35 for gross proceeds of US$5,000,000.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations.  The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities, operations, and partnerships.  It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.

Financial instruments of the Company consist mainly of cash and cash equivalents, short term investments, accounts payable and accrued liabilities, and contingent consideration payable. Management’s primary investment objective is to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures.

The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

The Company is exposed to interest rate risk to the extent that the cash equivalents and short term investments are at a fixed rate of interest and their market value can vary with the change in market interest rates.  The Company’s maximum exposure to interest rate risk is based on the effective interest rate of the current carrying value of these assets.  The Company does not speculate on interest rates and holds all deposits until their date of maturity.

Contractual Obligations

Minimum payments under our contractual obligations are as follows:

	Less than 1			After 5
	Year	1- 3 Years	4 – 5 Years	Years	Total
Operating leases	$161,214	$425,575	$206,294	$-	$793,083
Collaboration agreements	$4,193	$-	$-	$-	$4,193
Clinical and toxicity study agreements	$182,236	$-	$-	$-	$182,236
Manufacturing agreements	$294,052	$-	$-	$-	$294,052
Contingent consideration payable	$2,847,759	$3,797,096	$4,271,664	$-	$10,916,519
Others	$32,838	$-	$-	$-	$32,838
TOTAL	$3,522,292	$4,222,671	$4,477,958	$-	$12,222,921

RELATED PARTY TRANSACTIONS

In June, 2011, the Company entered into a consulting agreement with P&S Global Ventures (“P&S”), a company that is controlled by a Director of the Corporation.  Total fees and disbursements charged by P&S during the three-month period ended September 30, 2011 were $72,523 and are included in general and administrative expenses. The balance owing at September 30, 2011 is nil. This agreement has been terminated effective October 31, 2011.

These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OUTSTANDING SHARE DATA

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Issued and Outstanding

The following details the issued and outstanding equity securities of the Company:

Common Shares

As at December 1, 2011, the Company has 26,921,302 common shares outstanding.

Stock Options

As at December 1, 2011, the Company has 1,510,667 stock options outstanding with exercise prices ranging from $3.00 to $18.00 and various expiry dates extending to June 30, 2021.  At December 1, 2011, on an if-converted basis, these stock options would result in the issuance of 1,510,667 common shares at an aggregate exercise price of $8,345,949.

RISKS AND UNCERTAINTIES

The Company’s risks and uncertainties are as described in the Company’s annual MD&A, which can be found on SEDAR at www.SEDAR.com.